

02003293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40973

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schroder Fund Advisors, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Ave. 34th Floor
(No. and Street)

New York,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Mandel 212-632-2919
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — if individual, state last, first, middle name)

1177 Avenue Of the Americas	New York,	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Mandel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Schroder Fund Advisors, Inc., as of

December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

EVETT R. LAWRENCE
NOTARY PUBLIC, State of New York
No. 01LA6044909
Qualified in Queens County
Commission Expires July 17, 2002

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schroder Fund Advisors Inc.

Statement of Financial Condition
As of December 31, 2001



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Schroder Fund Advisors Inc. (the "Company") at December31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Schroder Fund Advisors Inc.
Statement of Financial Condition
As of December 31, 2001

Assets	
Cash and cash equivalents	$ 1,540,472
Receivable from affiliated mutual funds	58,262
Other assets	35,948
Total assets	$ 1,634,682
Liabilities and Stockholder's Equity	
Liabilities	
Due to Parent	$ 15,977
Taxes payable	13,688
Accrued expenses	26,000
Total liabilities	55,665
Stockholder's equity	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid-in capital	735,981
Retained earnings	833,036
Total stockholder's equity	1,579,017
Total liabilities and stockholder's equity	$ 1,634,682

The accompanying notes are an intergral part of this financial statement.

1. Organization and Nature of Operations

Schroder Fund Advisors Inc. (the "Company"), is a wholly owned subsidiary of Schroder Investment Management North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. The Company was incorporated on February 17, 1989 and is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated mutual funds.

2. Significant Accounting Policies

Cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are on deposit at IBJ Whitehall Bank and Trust Company.

All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are short-term in nature.

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

The Company has an agreement with Schroder Capital Funds (Delaware) ("SCF") to provide administrative services necessary for SCF's operations with respect to certain of its portfolios. Similar agreements with Schroder Series Trust II and Schroder Capital Funds were terminated during the year ended December 31, 2001. Pursuant to this agreement, $58,262 is due to the Company as of December 31, 2001. The Parent provides investment advisory services to the portfolios. Salaries, occupancy, overhead, and general and administrative costs of the Company are borne by the Parent.

4. Income Taxes

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. The Company provides for income taxes under a tax-sharing agreement, which considers the Company's income tax calculated on a separate company basis.

5. **Regulatory Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2001, the Company had net capital, as defined, of $1,543,069 which was $1,538,069 in excess of its net capital requirement, and its ratio of aggregate indebtedness to net capital was 0.04 to 1.

The Company has claimed exemption from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(1) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.